Sullivan & Worcester LLP                     T 202 775 1200
1666 K Street, NW                            F 202 293 2275
Washington, DC 20006                         www.sandw.com

                                             March 30, 2009



VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

                  Re:      Met Investors Series Trust
                           File No. 333-48456

Ladies and Gentlemen:

     This letter is in response to comments by e-mail dated March 19, 2009 from Mr. Mark Cowan of the Staff with respect to the Rule 485(a) filing of Met Investors Series Trust's Post-Effective Amendment No. 31 to its Registration Statement on Form N-1A.

1.       Principal Investment Strategy (p. 6)

         Comment:

     a.   Please state whether the portfolio will also purchase "unrated" bonds.

          Response: Disclosure has been added that the Portfolio may purchase unrated bonds considered by the investment adviser to be of equivalent quality to rated bonds.


         Comment:

     b. Please disclose that bonds that are rated below investment grade are commonly referred to as "junk bonds."

         Response:  The requested disclosure has been added.


         Comment:

     c. Please consider explaining "currency forwards,," "cross currency forwards," "currency futures contracts," and "currency swaps." Also, consider explaining "financial futures contract," "swap agreements."

          Response: These terms are discussed in general in the Statement of Additional Information and discussion in the Prospectus is not needed.

2.       Past Performance (p. 9)

          Comment:   Please   remove  the  cross   reference  to  the  adviser's
          performance from Item 2. See General Instruction C.3(b).

          Response: This cross-reference has been used for portfolios with no significant performance history since the Trust began in 2001. The cross-reference provides the reader a means to find out how the subadviser has performed with comparable funds.


3.       Fees and Expenses (p. 10)

          Comment: Please revise the fee table disclosure for shareholder transaction expenses to reflect "N/A" rather than "None."

          Response: The staff last year requested the change from "N/A" to "None." This applies to all 48 Trust portfolios. It is believed that "None" has more meaning to a reader than "N/A".


4.       Prior Experience with Comparable Fund (p.13)

          Comment: Please disclose that the performance includes all accounts that are substantially similar to the fund (i.e., there are no other funds/private accounts with similar objectives/policies/strategies managed by the adviser).

          Response: As we discussed, the presentation of performance information for the comparable fund only is not misleading because there are no material variances in performance of the comparable fund and any other mutual fund or private account managed by the adviser. Additional disclosure in the Prospectus is not required.


5.       Valuation of Shares (p. 19)

         Comment:

          a. The disclosure states that the portfolio's NAV is "ordinarily determined once daily." Please clarify the circumstances under which the NAV will be determined more (or less) than once daily.

         Response:  The word "ordinarily" has been deleted.

         Comment:

          b. Please disclose any special considerations with the valuation of foreign securities (e.g., computation of U.S. equivalent value and potential impact of time zones and market holidays).

          Response: All of the Portfolio's securities are fair valued every business day. This fair valuation takes into consideration the factors that affect the price of a security. As we discussed, I believe that additional disclosure is not required.


6.       SAI

          Comment: Please update the information regarding the Trust's auditor and the portfolio managers.

          Response: The information will be updated in the trust's Rule 485(b) filing on or about May 1, 2009.



          7. Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Response: In connection with this filing, the Trust acknowledges that:
          (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Trust will file a Rule 485(b) amendment on or about May 1, 2009 to reflect the changes described in this letter and to annually update the information regarding the Trust's other Portfolios.

     If you have any questions, please feel free to call me at (202) 775-1205.

                                          Very truly yours,

                                          /s/ Robert N. Hickey
                                          -----------------------------
                                          Robert N. Hickey



cc:      Liz Forget
         Paul Cellupica
         Mike Lawlor
         Jeff Bernier
         Bryan Andersen